AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the three months ended March 31, 2006

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)	March 31,	December 31,
	2006	2005

	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,927,133	5,413,900
Amounts receivable (note 5)	1,581,706	947,649
Prepaid expenses	58,974	83,814
Marketable securities (note 6)	10,200	10,200
	4,578,013	6,455,563
MINERAL PROPERTIES (note 7)	49,502,710	47,947,666
OFFICE EQUIPMENT, net	22,502	25,366
	54,103,225	54,428,595
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5)	1,346,301	1,278,141
ASSET RETIREMENT OBLIGATION	30,012	29,624
FUTURE INCOME TAXES (note 9)	2,215,665	859,065
	3,591,978	2,166,830
SHAREHOLDERS' EQUITY
Share capital (note 9)	50,072,514	51,124,817
Flow-through common share subscription (note 9)	-	300,000
Contributed surplus (notes 9)	5,397,432	4,702,772
Cumulative currency translation adjustment	43,031	43,031
Deficit	(5,001,730)	(3,908,855)
	50,511,247	52,261,765
	54,103,225	54,428,595

SUBSEQUENT EVENT (note 9)
CONTINGENT LIABILITY (note 7(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended March 31,	2006	2005

	$	$

EXPENSES (INCOME)
General and administrative (note 10)	218,188	234,032
Stock-based Compensation	694,660	-
Exploration	138,035	71,400
Business development	61,380	76,534
Foreign exchange	4,002	(21,450)
Amortization	4,704	12,697
Interest income and other	(28,094)	(66,108)

NET LOSS	(1,092,875)	(307,105)

DEFICIT, beginning of year	(3,908,855)	(18,376,847)

ELIMINATION OF ACCUMULATED DEFICIT (note 9)	-	18,683,952

DEFICIT, end of period	(5,001,730)	-

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	85,790,020	47,373,975

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended March 31,	2006	2005
	$	$

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(1,092,875)	(307,105)
Items not affecting cash
Amortization	4,704	12,697
Stock-based Compensation	694,660	-
	(393,511)	(294,408)
Changes in non-cash operating accounts
Amounts receivable	(629,760)	(40,676)
Prepaid expenses	24,840	19,622
Accounts payable and accrued liabilities	68,160	(60,347)

	(930,271)	(375,809)

INVESTING ACTIVITIES
Mineral properties	(1,555,044)	(1,359,126)
Acquisition of International Taurus Resources Inc. and Fairstar
Exploration Inc.’s mineral interest, net of cash acquired	-	(20,071)
Office equipment	(1,452)	(20,094)

	(1,556,496)	(1,399,291)

DECREASE IN CASH	(2,486,767)	(1,775,100)
CASH AND CASH EQUIVALENTS, beginning of period	5,413,900	9,467,224

CASH AND CASH EQUIVALENTS, end of period	2,927,133	7,692,124

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	-
Interest received	28,094	66,108
Income taxes paid	-	-

Non-cash financing and investing transactions:
Fair value of common shares issued on acquisition (note 4)	-	22,898,264
Fair value of options and warrants issued on acquisition (note 4)	-	592,719
Fair value of common shares and warrant modification on
debt settlement (notes 8 and 9)	-	489,566

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Company was formed in anticipation of the transaction discussed in note 4. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Company will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Company to reduce operations.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements of the Corporation and Bonanza. The comparative figures as at December 31, 2005 and for the three months ended March 31, 2005 are those of Bonanza pursuant to continuity of interests accounting requirements described in note 4. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. These unaudited consolidated financial statements should be read in conjunction with the Corporation’s and Bonanza’s annual audited consolidated financial statements for the periods ended December 31, 2005.

3.	CHANGE IN ACCOUNTING POLICIES

The Corporation has substantially adopted the consensus of Abstract #146 of the Emerging Issues Committee of CICA in respect to its accounting for all flow-through renunciations occurring subsequent to January 1, 2006. Under the Canadian Income Tax Act an enterprise may issue securities referred as flow-through shares whereby the investor may claim the tax deduction associated with the related resource expenditures. The Corporation records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. During 2006 these future income tax liabilities have been presented in the balance sheets and the offset recorded as share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, these consolidated financial statements reflect a continuity of Bonanza for accounting purposes and the comparative financial information is that of Bonanza at its historical amounts, consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its option to acquire interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation then acquired all of the outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an acquisition of assets by the Corporation.

Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation immediately after the transaction was 74,330,925. The Corporation determines if any impairment exists when events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment loss in then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

The allocation of the purchase cost based upon management’s valuation process is as follows:

	Taurus (A)	Fairstar (B)
	$	$
Net assets acquired:
Current assets	2,176,684	-
Mineral properties	18,408,675	6,205,446
	20,585,359	6,205,446

Liabilities assumed:
Current liabilities	(145,059)	-
Current loan and interest payable	(1,453,340)	-
Non-current liabilities	(22,372)	-
Future income tax liabilities	-	(445,446)
	(1,620,771)	(445,446)

	18,964,588	5,760,000

Consideration given:
Share consideration	17,438,264	5,460,000
Option and warrant consideration	592,719	-
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

The Corporation will undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk free interest rate                           3.57%
Expected dividend yield                      0%
Stock price volatility                            66%
Expected life of options                      1.3 years

Acquisition costs incurred and deferred as at December 31, 2004, and included in the transaction costs above, totalled $216,958.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

5.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY

Amounts receivable consist of the following:

	2006	2005
	$	$

Goods and services tax	115,780	61,673
Quebec sales tax	169,226	60,496
Mining duty receivable (a)	1,216,942	748,114
Other receivables	79,758	77,366

	1,581,706	947,649

(a)	Government Assistance

In connection with the Arrangement, summarized in note 4, the Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act. During 2005, the Corporation was re-assessed for its 2002 tax year filing reducing its claim for Refundable Tax Credit Claim received by $587,604, plus interest of $138,169. The Corporation intends to file an appeal to contest the assessment. The Corporation has accrued the $758,978 ($725,773 – December 31, 2005) in accounts payable and accrued liabilities at March 31, 2006.

6.	MARKETABLE SECURITIES

As at March 31, 2006 the Corporation held the following marketable securities:

	Number of	March 31,
	Shares	2006
		$
Northern Canadian Minerals Inc.	60,000	10,200

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 7(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $30,600 at March 31, 2006.

7.	MINERAL PROPERTIES

Project	2006	2005
	$	$

Copperstone (a)	22,014,393	21,732,835
Fenelon (b(i))	13,551,684	12,350,507
Taurus Gold (b(ii))	6,546,020	6,546,020
Gold Bar (c)	1,013,399	1,013,399
Northway (b(iii))	3,784,411	3,774,047
Martiniere (b(iii)	2,267,986	2,206,637
Other (d)	324,817	324,221

	49,502,710	47,947,666

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2006:

								Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Other	2006	2005
	$	$	$	$	$	$	$	$	$

Balance, beginning of period	21,732,835	12,350,507	6,546,020	1,013,399	3,774,048	2,206,636	324,221	47,947,666	18,826,688

Decline, drilling and underground support	60,928	1,285,629				30,070		1,376,627	3,769,846
Geological consulting and related	74,524	186,262			10,363	19,824		290,973	1,256,720
Consulting – fair value of options								-	-
Drilling, net of JV costs								-	103,470
Assaying	17,104	62,240						79,344	412,605
Geophysics	11,721							11,721	35,055
Feasibility								-	209,324
Engineering/environmental	51,893	14,090				11,074		77,057	128,749
Advance royalty payment								-	-
BLM land payments		10,706					596	11,302	152,563
Property acquisition and related								-	102,870
Property payment								-	48,723
Computer and related								-	8,291
Capitalized interest								-	-
Site maintenance and camp:								-
Utilities and power	15,403							15,403	73,445
Property caretakers	25,215	45,482						70,697	39,490
Equipment and truck rental	8,017	6,008						14,025	87,015
Telephone	1,917							1,917	6,205
Maintenance, supplies, other	14,836	43,723				382		58,941	96,222
Government assistance-accrual		(468,828)						(468,828)	(281,016)
Non taxable interest and penalty		15,865						15,865	-
Write-off of Pamlico property								-	(1,742,720)

	281,558	1,201,177	-	-	10,363	61,350	596	1,555,044	29,120,978

Balance, end of period	22,014,393	13,551,684	6,546,020	1,013,399	3,784,411	2,276,986	324,817	49,502,710	47,947,666

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

(a) Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty with the royalty increasing to 6 per cent if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture as amended) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(i)

assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(ii)

assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(iii)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement;

(iv)	US$345,000 payable to CDC and or its principal on or before July 31, 2002; and

(v)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement.

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2005 and the claims held are in good standing until August 2006.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

(b) Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus' principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i) Fenelon Project, Quebec

Taurus' principal property is the Fenelon gold property located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property. The Fenelon property consists of 454 mining claims totaling 17,830 acres. The Corporation holds a 100% interest in the Fenelon project as a result of the Arrangement as summarized in note 4.

Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd, Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, Taurus has a 62% interest in the Fenelon Project and Fairstar held the remaining 38% interest prior to the Arrangement.

Cyprus is entitled to payments of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of commercial production. Once these payments have been made, Cyprus will relinquish all of its rights in respect of the Fenelon property and the other Casa Berardi properties described below in exchange for a royalty. Cyprus will be entitled to a minimum 1% net smelter return (“NSR”) royalty and a maximum

2% NSR royalty on properties not subject to other royalty burdens. This royalty is only applicable to Taurus' 62% interest in the Fenelon project.

A NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 2% net profit royalty interest in the Fenelon Project is payable to Stonegate Management Limited (note 8).

(ii) Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn a 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

The Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. Bonanza’s Fenelon Gold Project is 30 kilometers to the east.

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. A 25% interest remains in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by Taurus and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims held are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation did not make the final property payment and returned the Pamlico project to the property vendor and recognized a write-down of deferred mineral property expenditures of $1,742,720 .

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

8.	LOAN AND INTEREST PAYABLE

In connection with the Arrangement, as summarized in note 4, the Corporation, through Taurus, assumed a loan facility with Stonegate Management Limited (“Stonegate”). In August 2000, Taurus had entered into a loan agreement with Stonegate, a private corporation, for US$1,000,000 (“principal”) which was to be used for purposes of funding development work at the Fenelon Gold Project. During 2003, the amended terms of the loan agreement provided for repayment of the principal, together with interest at a rate of 15% per annum by December 1, 2005. In addition, Stonegate was granted a net profits royalty of 6% on Taurus’s share (62%) of the profits from the Fenelon Project and 600,000 common share purchase warrants to purchase common shares of the Corporation at $1.50 per common share (adjusted pursuant to the Arrangement) which were to expire on December 1, 2005.

On June 1, 2005 the Corporation and Stonegate revised the terms of the loan agreement whereby the net profits interest was amended to 2% on the entire Fenelon project rather than 6% of 62% of the project, and the Corporation agreed to repay $US400,000 of principal, pay accrued interest to May 31, 2005 of US$231,813 and extend the expiry date of the common share purchase warrants to December 1, 2007. The Corporation repaid US$400,000 of principal and accrued interest to May 31, 2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation. On August 12, 2005, the Corporation completely repaid the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

A gain on debt settlement in the amount of $355,120 has been recognized based on the difference in the fair market value of the Company’s shares at the time of settlement ($0.36 per shares) and the implied price in the debt settlement agreement ($0.65 per share). This gain has been offset by the cost of the extension of the warrants of $48,728 valued under the fair value method.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement and been retroactively restated to reflect the exchange ratios discussed in note 4(i) and of the Corporation subsequent to the Arrangement are as follows:

	Number of
Issued	Common
	Shares	Amount
		$

Balance, December 31, 2004	47,071,088	42,501,881

Shares issued for:
Shares issued on acquisition of Taurus (note 4)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 4)	6,500,000	5,460,000
Shares issued on loan repayment (note 8)	1,224,551	440,838
Private placement	9,762,000	4,392,900
Share issue costs	-	(425,114)
Elimination of accumulated deficit	-	(18,683,952)

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placement	500,000	300,000
Warrant exercise	11,500	6,440
Share issue cost	-	(1,358,743)

Balance, March 31, 2006	85,828,976	50,072,514

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 non-flow through units at a price of $0.45 per unit totaling $714,600. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of units sold totaling 166,740 warrants. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006 and subject to a minimum four month hold period until May 18, 2006. The proceeds were fully collected in 2005.

During the current period, flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes, the Corporation is required to record a tax liability which is equal to the renunciation times the corporate tax rate when the expenditures are renounced.

On May 11, 2006 the Corporation announced it has negotiated, subject to regulatory approval and formal documentation, a best-efforts private placement of flow-through shares and units with Dundee Securities Corporation

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

and Haywood Securities Inc. (the “Agents”) totaling up to $6,050,000. The private placement consists of up to 5,500,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $3,025,000, and up to 5,500,000 units at a price of $0.55 per unit, for gross proceeds of $3,025,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents will be paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents will receive compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 4) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit at closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on March 24, 2005. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted subsequent to March 24, 2005 may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at March 31, 2006, the Corporation has stock options outstanding to acquire an aggregate of 8,055,000 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share exercisable at varying times up until June 24, 2012. The below information has been restated to reflect the exchange ratios discussed in note 4(i):

	Number of	Weighted average
	Options	exercise price
Balance, December 31, 2002	2,252,500	$0.60
Granted	1,962,500	$1.60
Exercised	(150,000)	$0.64
Cancelled	(275,000)	$0.60
Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20
Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 4)	820,000	$1.22
Expired	(430,000)	$0.60
Cancelled	(482,500)	$1.35
Granted	2,965,000	$0.43
Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(300,000)	$1.05
Granted	200,000	$0.60
Granted	1,155,000	$0.71
Balance, December 31, 2005	8,055,000	$0.83

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at December 31, 2005:

Number of
Options	Exercise Price	Expiry Date

502,500	$0.40	March 4, 2007
725,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,437,500	$1.68	October 27, 2008
170,000	$1.50	January 8, 2009
275,000	$1.20	May 17, 2009
90,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
525,000	$0.45	July 14, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
20,000	$0.60	June 24, 2012
200,000	$0.60	February 14, 2008
1,155,000	$0.71	January 31, 2011

8,055,000

During the three months ended March 31, 2006, under the fair value based method, $694,660 in compensation expense was recorded for options granted to employees and charged to operations. In the year ended December 31, 2005, $733,248 (2004 – $220,568) was recorded for options granted to consultants and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	March 31,	December 31,
	2006	2005	2004

Risk free interest rate	4.0%	3.5%	2.5%
Expected dividend yield	0%	0%	0%
Stock price volatility	95%	104%	90%
Expected life of options	5 years	5 years	3 years

The weighted average fair value of options granted during the three months ended March 31, 2006 was $0.51 (2005 - $0.43; 2004 - $0.14) .

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

Warrants

At March 31, 2006, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 7,664,286 common shares outstanding. The below information has been restated to reflect the exchange ratio discussed in note 4(i):

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2002	7,688,905	1.08
Warrants issued on financing	9,048,466	1.32
Exercised	(3,579,043)	0.84

Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.82
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 4)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22
Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
	7,664,286	1.21

The following table summarizes warrants outstanding and exercisable at December 31, 2005:

Number of
warrants	Exercise Price	Expiry Date

438,350	$2.00	June 30, 2006
54,650	$2.00	July 15, 2006
5,049,866	$1.40	October 23, 2006
738,920	$0.45	August 5, 2007
600,000	$1.50	December 1, 2007
782,500	$0.56	February 5, 2008
7,664,286

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the three months ended March 31, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

Contributed Surplus

The effect of retroactively adopting the fair value based method for options granted to directors, officers and employees, without restatement, is to increase contributed surplus and the opening deficit by $2,874,967 as summarized below.

2006
$
Balance, December 31, 2002 and 2003	232,542
Adjustment to reflect change in accounting for stock options	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 4)	592,719
Extension of warrant term on Stonegate loan settlement (note 8)	48,728
Stock-based compensation	733,248
Balance, December 31, 2005	4,702,772
Stock-based compensation	694,660
Balance, March 31, 2006	5,397,432

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2006	2005
	$	$

Management fees, consulting and salaries	71,112	67,502
Office and administration	24,957	45,220
Legal and accounting	4,901	-
Insurance	24,840	22,900
Public company expenses	92,378	98,410
	218,188	234,032